RELIASTAR LIFE INSURANCE COMPANY
and its Separate Account N

ING Advantage Century^{SM}

Supplement dated October 24, 2007 to the Contract Prospectus, dated April 30, 2007, as amended and the Statement of Additional Information, dated October 1, 2007, as amended

This supplement updates and amends certain information contained in your Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

1. Effective December 19, 2007, the subaccounts investing in the funds listed below are closed to new purchase payments (including loan repayments) or transfers under the contract. Contract owners who have account value allocated to any of the subaccounts that invest in these funds may leave their account value in these subaccounts, but future allocations of purchase payments (including loan repayments) and transfers into these subaccounts after this date will be prohibited. **If your most recent purchase payment or loan repayment allocation instruction includes a subaccount or subaccounts that correspond to one or more of the funds listed below, you must provide us with alternative allocation instructions or subsequent payments will be returned to you.** In addition, to the extent any existing dollar cost averaging or automatic reallocation program contains allocations to a subaccount or subaccounts corresponding to one or more of the funds listed below, you must provide us with alternative allocation instructions or such program will be cancelled.

   The subaccounts investing in the following funds are closing to new purchase payments (including loan repayments) and transfers under the contract:

   > ING Legg Mason Partners Large Cap Growth Portfolio (I Class)
   > ING OpCap Balanced Value Portfolio (I Class)
   > ING VP Balanced Portfolio, Inc. (Class I)

   You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

   > ING Service Center
   > P.O. Box 5050
   > Minot, North Dakota 58702-5050
   >
   > 1-877-884-5050

   See also the Transfers Among Investment Options section on page 11 of your Contract Prospectus or the Investment Options section on page 10 of your Contract Prospectus for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and Statement of Additional Information for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

   No action is required by you unless we have a current instruction on file for you (i.e., purchase payment or loan repayment allocation, dollar cost averaging or automatic reallocation program) that directs future amounts into any of the subaccounts investing in the closing funds. There will be no further disclosure regarding the closed funds in future Contract Prospectuses.

2. Effective December 19, 2007 the following funds will be available under your contract:

    ING Solution Income Portfolio (I Class)[4]
    ING Solution 2015 Portfolio (I Class) [4]
    ING Solution 2025 Portfolio (I Class) [4]
    ING Solution 2035 Portfolio (I Class) [4]
    ING Solution 2045 Portfolio (I Class) [4]

    [4] These funds are structured as fund of funds that invest directly in shares of underlying funds. See Item 4 below for additional information.

3. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the funds in Item 2 of this supplement. Therefore, there is no change to the hypothetical examples found on page 7 of the Contract Prospectus.

4. The following is added to the Fees - Fund Fees and Expenses section on page 21 of your Contract Prospectus:

    Certain funds may be structured as "fund of funds" (including the ING Solution portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities, because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underling funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in Item 2 in this supplement.

5. Effective December 19, 2007 (or upon state approval, whichever is later), the following is added to the Waiver sub-section under the Fees - Early Withdrawal Charge section on page 19 of your Contract Prospectus.

    ▷ For qualified contracts issued in connection with 403(b) or Roth 403(b) plans only, withdrawn after the fifth contract year, where the annuitant has separated from service after attaining age 55.

6. Effective December 19, 2007, the following information is added to Appendix II – Fund Descriptions in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution Income Portfolio	Directed Services LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution 2015 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2025 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2035 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.